# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KVH Industries, Inc., CIK 0001007587
CUSIP: 482738101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 Enterprise Center, Middletown, Rhode Island (RI), 02842
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006463
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 739,200; sole dispositive power 0; shared dispositive power 739,200; aggregate amount beneficially owned 739,200 (3.8% of the class)
- NEEDHAM ASSET MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 739,200; sole dispositive power 0; shared dispositive power 739,200; aggregate amount beneficially owned 739,200 (3.8% of the class)
- NEEDHAM HOLDINGS, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 739,200; sole dispositive power 0; shared dispositive power 739,200; aggregate amount beneficially owned 739,200 (3.8% of the class)
- THE NEEDHAM GROUP, INC.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 814,100; sole dispositive power 0; shared dispositive power 814,100; aggregate amount beneficially owned 814,100 (4.2% of the class)
- GEORGE A. NEEDHAM: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 814,100; sole dispositive power 0; shared dispositive power 814,100; aggregate amount beneficially owned 814,100 (4.2% of the class)

## Item 1. Issuer
Name of issuer: KVH Industries, Inc.
Address of issuer's principal executive offices: 75 Enterprise Center, Middletown, Rhode Island 02842, United States of America

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
Needham Holdings, LLC
The Needham Group, Inc.
George A. Needham
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Holdings, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

The Needham Group, Inc.
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

George A. Needham
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
Needham Holdings, LLC - Delaware
The Needham Group, Inc. - Delaware
George A. Needham - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 739,200
Needham Asset Management, LLC - 739,200
Needham Holdings, LLC - 739,200
The Needham Group, Inc. - 814,100
George A. Needham - 814,100
Percent of class:
Needham Investment Management L.L.C. - 3.8%
Needham Asset Management, LLC - 3.8%
Needham Holdings, LLC - 3.8%
The Needham Group, Inc. - 4.2%
George A. Needham - 4.2%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Holdings, LLC - 0
The Needham Group, Inc. - 0
George A. Needham - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 739,200
Needham Asset Management, LLC - 739,200
Needham Holdings, LLC - 739,200
The Needham Group, Inc. - 814,100
George A. Needham - 814,100
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Holdings, LLC - 0
The Needham Group, Inc. - 0
George A. Needham - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 739,200
Needham Asset Management, LLC - 739,200
Needham Holdings, LLC - 739,200
The Needham Group, Inc. - 814,100
George A. Needham - 814,100

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than 74,900 shares directly owned by The Needham Group, Inc., all of the shares reported in this Schedule 13G are directly owned by advisory clients of Needham Investment Management L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (08/13/2025)
- NEEDHAM ASSET MANAGEMENT, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso, Authorized Person (08/13/2025)
- NEEDHAM HOLDINGS, LLC: By: /s/ George A. Needham, George A. Needham, Authorized Person (08/13/2025)
- THE NEEDHAM GROUP, INC.: By: /s/ George A. Needham, George A. Needham, Authorized Person (08/13/2025)
- GEORGE A. NEEDHAM: By: /s/ George A. Needham, George A. Needham (08/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.